Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the end of the period covered by the most recent Annual Report on Form 10-K of Qurate Retail, Inc. (the “Registrant”), the following securities of the Registrant were registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) Series A common stock, par value $0.01 per share (the “Series A common stock”), (2) Series B common stock, par value $0.01 per share (the “Series B common stock”) and (3) 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).

Description of Registrant’s Capital Stock

The following description of the Registrant’s Series A common stock, Series B common stock and Series A Preferred Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Registrant’s Restated Certificate of Incorporation (the “charter”) and the Registrant’s Certificate of Designations of 8.0% Series A Cumulative Redeemable Preferred Stock (the “certificate of designations”), each of which is an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the charter, the certificate of designations and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Stock

The Registrant’s authorized capital stock consists of eight billion two hundred million (8,200,000,000) shares, of which eight billion one hundred fifty million (8,150,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share (the “preferred stock”). The common stock is divided into three series. The Registrant has four billion (4,000,000,000) shares of Series A common stock, one hundred fifty million (150,000,000) shares of Series B common stock, and four billion (4,000,000,000) shares of Series C common stock authorized (the “Series C common stock”). With respect to the preferred stock, thirteen million five hundred thousand (13,500,000) shares are designated Series A Preferred Stock and thirty-six million five hundred thousand (36,500,000) shares are undesignated as to series.

The Registrant’s Common Stock

The holders of the Registrant’s Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

The holders of the Registrant’s Series A common stock are entitled to one vote for each share held, and the holders of its Series B common stock are entitled to ten votes for each share held, on all matters voted on by the Registrant’s stockholders, including elections of directors. The holders of its Series C common stock are not entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of the Series C common stock is required by Delaware law, the holders of the Registrant’s Series C common stock will be entitled to 1/100th of a vote for each share held. The Registrant’s charter does not provide for cumulative voting in the election of directors.

Dividends; Liquidation

Subject to any preferential rights of any outstanding series of the Registrant’s preferred stock created by the board of directors of the Registrant (the “board”) from time to time, the holders of the Registrant’s common stock will be entitled to such dividends as may be declared from time to time by the board from funds available therefor. Except as otherwise described under “—Distributions,” whenever a dividend is paid to the holders of one series of common stock, the Registrant will also pay to the holders of the other series of its common stock an equal per share dividend.

Conversion

Each share of the Registrant’s Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. The Registrant’s Series A common stock and Series C common stock are not convertible into shares of any other series of the Registrant’s common stock.

Distributions

Subject to the exception provided below, distributions made in shares of the Registrant’s Series A common stock, Series B common stock, Series C common stock or any other security with respect to the Series A common stock, Series B common stock or Series C common stock may be declared and paid only as follows:

●	a share distribution (1) consisting of shares of the Registrant’s Series C common stock (or securities convertible therefor) to holders of Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of (x) shares of the Registrant’s Series A common stock (or securities convertible therefore other than, for the avoidance of doubt, shares of Series B common stock) to holders of Series A common stock, on an equal per share basis, (y) shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock, on an equal per share basis, and (z) shares of Series C common stock (or securities convertible therefor) to holders of Series C common stock, on an equal per share basis; or
●	a share distribution consisting of any class or series of securities of the Registrant or any other person, other than the Registrant’s Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such series of the Registrant’s common stock; or (3) a separate class or series of securities to the holders of one or more series of the Registrant’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of the Registrant’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of Series A common stock and Series C common stock, then such securities shall be distributed either as determined by the board or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of common stock.

Reclassification

The Registrant may not reclassify, subdivide or combine any series of its common stock then outstanding without reclassifying, subdividing or combining the other series of its common stock then outstanding, on an equal per share basis.

Liquidation and Dissolution

In the event of the liquidation, dissolution or winding up of the Registrant, after payment or provision for payment of the debts and liabilities of the Registrant and subject to the prior payment in full of any preferential amounts to which the preferred stock holders may be entitled, the holders of Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in the Registrant’s assets remaining for distribution to the holders of its common stock.

Blank Check Preferred Stock

The Registrant’s charter authorizes the board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

●	the designation of the series;
●	the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;
●	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;
●	the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;
●	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;
●	the voting rights, if any, of the holders of the series;
●	the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and
●	any other relative rights, preferences and limitations of the series.

The Registrant believes that the ability of its board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the Registrant has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.  The board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders.  The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Series A Preferred Stock

Dividends

Subject to the prior preferences and other rights of any Senior Stock (as defined in the certificate of designations), the holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the board, out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations.

Dividends on each share of Series A Preferred Stock accrue on a daily basis at a rate of 8.00% per annum of the liquidation price (as described below).

If declared, accrued dividends are payable quarterly on each dividend payment date, which is March 15, June 15, September 15, and December 15 of each year, commencing on December 15, 2020 (or, if such date is not a business day, the next business day after such date).

To the extent the dividend amount due to the holders of Series A Preferred Stock is not paid in full on a dividend payment date for any reason then, subject to a 30-day cure period, all dividends (whether or not declared) that have accrued on a share of Series A Preferred Stock during the dividend period ending on the day immediately preceding such dividend payment date and which are unpaid will be added to the liquidation price of such share and remain until paid together with all dividends that have accrued to the date of such payment with respect to that portion of the liquidation price which consists of accrued and unpaid dividends.

If the Registrant fails to pay cash dividends on the Series A Preferred Stock in full for any dividend period then, subject to a 30-day cure period, the dividend rate will increase by 1.50% per annum of the liquidation price until cured.

If the Registrant fails to pay the applicable redemption price in full with respect to any redemption of the Series A Preferred Stock or fails to make a payment with respect to the Series A Preferred Stock as required by the certificate of designations in connection with a liquidation or an Extraordinary Transaction (as defined in the certificate of designations), then, subject to a 30-day cure period, the dividend rate will increase by 1.50% per annum of the liquidation price until cured, plus an additional 0.25% commencing on the dividend payment date immediately following such nonpayment and for each subsequent dividend period thereafter until such nonpayment is cured, up to a maximum dividend rate of 11.00% per annum of the liquidation price.

Subject to certain exceptions, so long as any shares of Series A Preferred Stock are outstanding, the Registrant may not declare or pay any dividend or make any distribution whatsoever with respect to, or purchase, redeem, or otherwise acquire, any Junior Stock or any Parity Stock (as each such term is defined in the certificate of designations), or set aside funds for any such purposes, unless and until (i) all accrued and unpaid dividends (whether or not declared) added to the liquidation price together with all accrued dividends with respect to that portion of the liquidation price which consists of accrued and unpaid dividends have been paid (or appropriately set aside), and (ii) the Registrant has paid in full (or appropriately set aside) all redemption payments with respect to the Series A Preferred Stock that the Registrant is then obligated to pay.

Distributions Upon Liquidation, Dissolution or Winding Up

Subject to the prior payment in full of any Debt Instrument (as defined in the certificate of designations) and other liabilities owed to the Registrant’s creditors and the preferential amounts to which any Senior Stock is entitled, if any liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, occurs, the holders of shares of the Series A Preferred Stock are entitled to receive from the assets of the Registrant, before any payment or distribution is made to the holders of shares of any Junior Stock, an amount in property or cash or a combination thereof, as determined by the board in good faith, per share, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued to but excluding the date of distribution of amounts payable to holders of shares of Series A Preferred Stock in connection with such liquidation, dissolution or winding up of the

Registrant since the immediately preceding dividend payment date, which payment will be made pari passu with any such payment made to the holders of shares of any Parity Stock.

The liquidation price of each share of Series A Preferred Stock is the sum of (i) $100, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share that have been added to and then remain part of the liquidation price as of such date pursuant to the terms of the certificate of designations.

Other than as set forth above, the shares of Series A Preferred Stock are not participating.

Mandatory and Optional Redemption

The Registrant is required to redeem on March 15, 2031 all outstanding shares of Series A Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date.

On any business day occurring on or after the fifth anniversary of the original issue date of the Series A Preferred Stock (the “Original Issue Date”), the Registrant is permitted, at any time and from time to time, to redeem all or a portion of the outstanding shares of Series A Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date plus, if the redemption is (x) on or after the fifth anniversary of the Original Issue Date but prior to its sixth anniversary, 4.00% of the liquidation price, (y) on or after the sixth anniversary of the Original Issue Date but prior to its seventh anniversary, 2.00% of the liquidation price and (z) on or after the seventh anniversary of the Original Issue Date, zero.

The certificate of designations provides certain mechanisms for partial redemption and places certain restrictions on the Registrant in the event the Registrant does not have funds legally available to satisfy its redemption obligations.

Protective Provisions

In addition to any vote required by applicable law, for so long as any of the shares of Series A Preferred Stock remain outstanding, the Registrant may not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting separately as a series, amend, alter or repeal the terms of the Series A Preferred Stock, whether by merger, share exchange, consolidation or otherwise (except for any Extraordinary Transaction, in which case no vote of the holders of shares of Series A Preferred Stock will be required), in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, unless each share of Series A Preferred Stock (i) will remain outstanding without a material and adverse change to the powers, preferences or rights of the Series A Preferred Stock or (ii) will be converted or exchanged for preferred stock of the surviving entity or a direct or indirect parent entity of such surviving entity having powers, preferences and rights substantially identical to that of a share of Series A Preferred Stock (with limited exceptions, which may include the grant of additional powers, preferences or rights, including voting rights) (“Substitute Preferred Stock”).

Extraordinary Transactions

If any Extraordinary Transaction occurs that is a merger or consolidation immediately after which the shares of Series A Preferred Stock will not remain outstanding, the holders of Series A Preferred Stock will be entitled, at the sole discretion of the board, either (i) to be paid out of the consideration payable to the stockholders of the Registrant in such Extraordinary Transaction an amount in cash equal to the liquidation price plus all accrued and unpaid dividends (whether or not declared) since the immediately preceding dividend payment date to but excluding the date of payment, and the shares of Series A Preferred Stock will be cancelled, or (ii) to receive Substitute Preferred Stock, in each case, upon the conversion or exchange of such shares of Series A Preferred Stock in connection with such Extraordinary Transaction.

If any other Extraordinary Transaction occurs, at the sole discretion of the board, (i) the Series A Preferred Stock will remain outstanding without a material and adverse change to its powers, preferences or rights, (ii) the Series A Preferred Stock will be converted into or exchanged for Substitute Preferred Stock, or (iii) all, but not less than all, of the shares of the Series A Preferred Stock may be redeemed within 90 days after such Extraordinary Transaction, at an amount in cash, out of funds legally available, equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued since the immediately preceding dividend payment date to, but excluding, the date of payment.

If an exchange, consolidation, merger or similar transaction that is not an Extraordinary Transaction occurs and in connection therewith the Series A Preferred Stock will not remain outstanding, the holders of Series A Preferred Stock will be entitled to receive shares of Substitute Preferred Stock upon the conversion or exchange thereof in connection with such transaction.

Preemptive Rights

The holders of shares of Series A Preferred Stock do not have any preemptive right to subscribe for or purchase any capital stock or other securities which may be issued by the Registrant.

Waiver

Any provision of the certificate of designations and any right of the holders of shares of Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the board (or any authorized committee thereof) and the holders of a majority of the shares of Series A Preferred Stock then outstanding. The certificate of designations prohibits action by written consent of the holders of the Series A Preferred Stock, except as provided in the preceding sentence.

Voting Power

Generally

The holders of the Series A Preferred Stock will not have any voting rights or powers, except as specified in the certificate of designations or as required by Delaware law.

Preferred Dividend Directors

So long as there remain outstanding shares of Series A Preferred Stock having an aggregate liquidation price in excess of 25% of the aggregate liquidation price of the shares of Series A Preferred Stock issued on the Original Issue Date (the “Threshold Amount”), holders of Series A Preferred Stock will have the following director election rights.

Subject to the preceding paragraph, whenever dividends on any shares of the Series A Preferred Stock have not been declared and paid for the equivalent of two consecutive dividend periods (a “Dividend Nonpayment”), the authorized number of directors on the board will automatically be increased by one and the holders of the Series A Preferred Stock, voting together as a single class with holders of any and all Voting Parity Stock (as defined in the certificate of designations) then outstanding, will be entitled, at the Registrant’s next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of one additional member of the board (the “Preferred Dividend Director”). Subject to the preceding paragraph, whenever the Registrant fails to pay the applicable redemption price in full with respect to any redemption of the Series A Preferred Stock or fails to make a payment with respect to the Series A Preferred Stock as required by the certificate of designations in connection with a liquidation or an Extraordinary Transaction (a “Nonpayment”), the authorized number of directors on the board will automatically be increased by two (if a Dividend Nonpayment has previously occurred and not been rescinded) or by three and the holders of the Series A Preferred Stock, voting together as a single class with holders of any and all Voting Parity Stock, will be entitled, at the Registrant’s next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of these additional members of the board (each, a “Nonpayment Director,” and, together with the Preferred Dividend Director, the “Preferred Stock Directors”); provided, that the board will, at no time, include more than three Preferred Stock Directors. Notwithstanding the foregoing, the certificate of designations prohibits the election or appointment of any Preferred Stock Director if it would cause the Registrant to violate the corporate governance requirements of Nasdaq (or any other exchange or automated quotation system on which the Registrant’s common stock may be listed or quoted), including the requirement that the board have a majority of independent directors. The Preferred Stock Directors will stand for reelection annually, at each subsequent annual meeting of the stockholders, so long as the holders of the Series A Preferred Stock continue to have such voting powers.

If a Dividend Nonpayment or Nonpayment has occurred, the holders of record representing in the aggregate at least 25% of the then-outstanding shares of the Series A Preferred Stock and any Voting Parity Stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if the Registrant’s next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, to the extent otherwise permitted by the Registrant’s amended and restated bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). If the Registrant pays all amounts as is necessary to cause the rights of the holders of Series A Preferred Stock to elect Preferred Stock Directors to terminate, then the Registrant may cancel any special meeting called by the holders of Series A Preferred Stock and, with respect to Preferred Stock Directors proposed to be elected at any annual meeting of stockholders of the Registrant, the Registrant will rescind any nominations and will not be required to elect any such Preferred Stock Directors.

At any meeting at which the holders of the Series A Preferred Stock are entitled to elect Preferred Stock Directors, at least a majority of the voting power of the then-outstanding shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class, must be present in person or represented by proxy at the meeting to constitute a quorum, and the affirmative vote of the holders of shares of Series A Preferred Stock and the record holders of shares of any Voting Parity Stock representing in the aggregate at least a majority of the voting power of the shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class, present in person or represented by proxy will be sufficient to elect the Preferred Stock Directors.

At such time as (x) the Threshold Amount is no longer issued and outstanding or (y) the Dividend Nonpayment is cured, then automatically and without any further action the right of the holders of shares of Series A Preferred Stock to elect the Preferred Dividend Director (and to call a special meeting of stockholders for such election) will terminate and the term of office of the Preferred Dividend Director will immediately expire, causing the person then serving as the Preferred Dividend Director to immediately cease to be a director of the Registrant.

At such time as (x) the Threshold Amount is no longer issued and outstanding or (y) the Nonpayment is cured, then automatically and without any further action the right of the holders of shares of Series A Preferred Stock to elect the Nonpayment Directors (and to call a special meeting of stockholders for such election) will terminate and the persons then serving as such Nonpayment Directors will immediately cease to be directors of the Registrant.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of shares of Series A Preferred Stock and the record holders of shares of any Parity Stock representing in the aggregate at least a majority of the voting power of the shares of Series A Preferred Stock and all Voting Parity Stock, voting together as a single class. Any vacancy in respect of any Preferred Stock Director directorship will remain vacant until the earlier of the time upon which (A) if any Preferred Stock Directors are then in office, such vacancy is filled by a majority of the Preferred Stock Directors then in office and (B) a Preferred Stock Director is elected with respect to such Preferred Stock Director directorship at any meeting of stockholders of the Registrant. The Preferred Stock Directors will each be entitled to one vote per director on any matter on which members of the board as a whole are entitled to vote.

Other Provisions of the Registrant’s Certificate of Incorporation

Board of Directors

The Registrant’s charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed by a resolution of the board. The members of the board, other than those who may be elected by holders of any then-outstanding preferred stock, will be divided into three classes. Each class will consist, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members.

As of December 31, 2020, the terms of the Class I, II and III directors who were then in office will expire at the annual meeting of stockholders to be held in 2023, 2021 and 2022, respectively. At each annual meeting of stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election. The directors of each class will hold office until the expiration of the term of such class and their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of outstanding capital stock entitled to vote on such matter voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Registrant’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification

To the fullest extent permitted by Delaware law, the Registrant’s directors are not liable to the Registrant or any of its stockholders for monetary damages for breaches of fiduciary duties as a director. In addition, the Registrant indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the company or, at the Registrant’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. The Registrant will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Stockholder Action by Written Consent; Special Meetings

The Registrant’s charter provides that, except as provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual or special meeting of the stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of stockholders for any purpose or purposes may be called only by the Secretary (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding shares of the Series A common stock, Series B common stock and, if applicable, the preferred stock, entitled to vote thereon or (ii) at the request of at least 75% of the members of the board then in office.

Amendments

The Registrant’s charter provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of stockholders or (2) which has been approved by at least 75% of the members of the board then in office. The Registrant’s charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws, provided that the board may adopt, amend or repeal the bylaws by the affirmative vote of not less than 75% of the members of the board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Amendments” above, the Registrant’s charter provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required for:

●	the merger or consolidation of the Registrant with or into any other corporation (including a merger consummated pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and notwithstanding the exception to a vote of stockholders for such a merger set forth therein), provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of the Registrant’s stockholders (other than Section 251(h) of the DGCL), or (2) that at least 75% of the members of the board then in office have approved;
●	the sale, lease or exchange of all, or substantially all, of the Registrant’s assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or
●	the Registrant’s dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose generally is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder including certain related persons and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board and the affirmative vote of the holders of 66 2/3% of the outstanding voting power of the shares not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. The Registrant is subject to Section 203.